                        BPI PACKAGING TECHNOLOGIES, INC.
                               455 SOMERSET AVENUE
                       NORTH DIGHTON, MASSACHUSETTS 02764


                        INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 14f-1 THEREUNDER

                         COMMISSION FILE NUMBER 1-10648



         This Information Statement is being mailed on or about April 6, 1999 to holders of shares of common stock, $.01 par value per share (the "Common Stock"), and holders of shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock" and, with the Common Stock, collectively the "Voting Securities") of BPI Packaging Technologies, Inc., a Delaware corporation (the "Company"), in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to the Securities Purchase Agreement (the "Agreement"), dated as of January 27, 1999 between the Company and DGJ, L.L.C., a Delaware limited liability company (the "Investor").

         NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's stockholders.

         The Agreement provides that the Investor will be entitled to designate at least a majority of the directors of the Company, or such lesser number of directors as is proportionate to the percentage of Common Stock beneficially owned by the Investor. The Company has agreed to appoint the Designated Directors to the Board.

         The terms of the Agreement and a summary of the issues addressed by the Company in entering into the Agreement were filed with the Securities and Exchange Commission (the "Commission") on a Current Report on Form 8-K, with exhibits, dated February 15, 1999 (the "Form 8-K"). The Form 8-K may be examined at, and copies thereof may be obtained from, the public reference facilities maintained by the Commission, as well as on the world wide website maintained by the Commission on the internet at http://www.sec.gov.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the election of the Designated Directors.

         The information contained in this Information Statement concerning the Investor and the Designated Directors has been furnished to the Company by the Investor. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

         The Common Stock and the Series A Preferred Stock are the only outstanding classes of voting securities of the Company. As of March 31, 1999, 21,495,621 shares of Common Stock and 193,358 shares of Series A Preferred Stock were outstanding and each share is entitled to one vote. In addition, 30,937,500 shares of Common Stock were reserved for issuance on that date in accordance with the Agreement.

                        CHANGES IN CONTROL OF THE COMPANY

         On January 27, 1999, the Company entered into the Agreement with the Investor, whereby the Company agreed to issue and sell to the Investor, and the Investor agreed to purchase from the Company, the following:

        1. a Promissory Note in the aggregate principal amount of $3,200,000 (the "Note");

        2. a Common Stock Purchase Warrant for the purchase of up to 80,000,000 shares of Common Stock at an exercise price of $0.04 per share, exercisable until January 27, 2009 (the "Warrant"); and

        3. 1,629,930 shares of Series C Preferred Stock of the Company (the "Series C Preferred").

         The Investor purchased the Note, the Warrant and the Series C Preferred from the Company for the aggregate purchase price of $3,200,200.

         For financial advisory services rendered in connection with the transactions consummated under the Agreement, the Company: (i) issued a warrant to Global Broker Systems, Inc. ("Global"), an entity unaffiliated with the Company and the Investor, to purchase up to 500,000 shares of Common Stock at an exercise price of $0.20 per share, exercisable until January 27, 2003 (the "Global Warrant"); (ii) paid $100,000 in cash on January 27, 1999 to Global; and
(iii) is paying Global $6,250 per week for 16 weeks, which began on January 27, 1999.

         In connection with the Agreement, the Company and The Brantrock Group ("Brantrock") entered into a settlement agreement (the "Settlement Agreement") relating to a dispute regarding a financial advisor agreement by and between the Company and Brantrock and Percival Trading S.P. ("Percival"). Pursuant to the terms of the Settlement Agreement, Brantrock released the Company from any further duties, liabilities or obligations to Brantrock, Percival or any of their assignees. In return, the Company agreed to pay Brantrock $100,000 in installments and to issue a warrant to Brantrock to purchase up to 5,000,000 shares of Common Stock at $0.04 per share.

         Pursuant to the terms of the Agreement, on January 27, 1999, the Company entered into employment agreements with Hanspeter Schulz, Ph.D, James F. Koehlinger, Richard H. Nurse, Ph.D and C. Jill Beresford and a consulting agreement with Ivan J. Hughes. Pursuant to these agreements, these individuals received warrants to purchase Common Stock. Descriptions of these agreements and the warrants to purchase Common Stock are provided below in Sections "Board of Directors and Executive Officers - Employment Contracts, Termination of Employment and Change in Control Arrangements" and "Board of Directors and Executive Officers - Consulting Agreement."

         Also, pursuant to the terms of the Agreement, the Company agreed to use its reasonable best efforts to register a rights offering with the Commission and to offer rights to stockholders, other than affiliates of the Company, and the Investor to purchase up to 15,000,000 shares of Common Stock at a price of $0.04 per share, pro rata according to their ownership of Common Stock. In the Agreement, the Investor agreed that it would cooperate with the Company in such rights offering and not take any action intended to prevent the consummation thereof. In order to consummate such rights offering, the Company plans to hold a stockholders' meeting on or about June 3, 1999 to approve an amendment to the Company's Certificate of Incorporation increasing the Company's authorized Common Stock from 60,000,000 to 150,000,000 shares. However, there is no guarantee that the stockholders of the Company will approve such amendment.

         In addition, in connection with this financing, the Investor received a document preparation fee of $250,000 and an equipment financing fee of $250,000, and was reimbursed for all of its reasonable expenses, including reimbursement of its counsel's reasonable fees and expenses incurred in connection with the financing and the preparation of the Agreement and its exhibits and schedules.

THE NOTE

         Unless the principal amount of the Note is prepaid or becomes payable before its maturity pursuant to the terms of the Note or the Agreement, the entire principal balance of the Note is due and payable in full on the earliest of: (i) February 1, 2004; (ii) an Event of Default, as defined in the Agreement;
(iii) the sale of 50% or more of the Company's assets; (iv) the merger or consolidation of the Company; (v) the purchase of 50% or more of shares of the Company's Common Stock by a person who was not a stockholder of the Company at the time of the execution of the Agreement; or (vi) a primary public offering of the Company's securities in excess of $10,000,000. The Company may prepay the total amount due on the Note, without penalty, pursuant to the terms and conditions detailed more fully in the Agreement and the Note. The unpaid principal amount of the Note outstanding shall bear interest at a rate of 6% per annum, payable monthly in arrears on the first business day of each month, commencing on March 1, 1999. Upon an Event of Default, and during the continuation thereof, the unpaid principal amount of the Note and any overdue interest on the Note shall bear interest at a rate equal to 15% per annum.

         The Note is secured by a security interest in and lien on all of the Company's inventory, accounts, claims for money, instruments, documents, chattel paper, goods, equipment, general intangibles, fixtures, investment property and any and all additions, accessions, replacements and substitutions to or for any of the above and all proceeds and products of the above, whether now owned or existing or hereinafter acquired or created. The Company also granted a security interest to the Investor in certain patents and trademarks owned by the Company.

THE WARRANT

         The Warrant was purchased by the Investor for $100. The Warrant grants the Investor the right to purchase up to 80,000,000 shares of the Company's Common Stock at an exercise price of $0.04 per share, for an aggregate purchase price of $3,200,000, if exercised in full.

         In order to reserve the appropriate number of shares for issuance upon exercise of the Warrant, the Company currently plans to hold a stockholders' meeting on or about June 3, 1999 to approve an amendment to the Company's Certificate of Incorporation increasing the Company's authorized Common Stock from 60,000,000 to 150,000,000 shares. There is no guarantee that the stockholders of the Company will approve such amendment. Assuming the stockholders approve the increase of the Company's authorized Common Stock and if the Investor were to exercise the Warrant in full, the Investor would own approximately 64% of the issued and outstanding shares of Common Stock on a fully diluted basis (assuming conversion into Common Stock of all outstanding shares of Series A and Series B Preferred Stock and exercise of all issued and outstanding Warrants and options). Accordingly, the Commission may deem the issuance of the Warrant to the Investor to be a change of control of the Company.

THE SERIES C PREFERRED

         The shares of the Series C Preferred were purchased by the Investor at an aggregate purchase price of $100. The rights, preferences qualifications, limitations and restrictions of the Series C Preferred are set forth in the Amended Certificate of Designation of Series C Preferred Stock. Some of the rights and restrictions of Series C Preferred include the following: (i) the holders of Series C Preferred have no voting rights; provided, however, upon an Event of Default, as defined in the Agreement, holders of the Series C Preferred will be entitled to vote with the holders of the Common Stock as a single class on each matter submitted to a vote to the Company's stockholders, with each share of the Series C Preferred having 30 votes per one vote of each share of Common Stock; (ii) if the Note has been retired in its entirety, the Company, at its option, may elect to redeem all or a portion of the outstanding Series C Preferred, at an aggregated redemption price of $100 plus accrued interest at a rate of 6% per annum commencing on January 27, 1999; and (iii) the Series C Preferred are not convertible into shares of Common Stock.

THE LOCKUP AGREEMENT

         Pursuant to an agreement dated January 27, 1999 between the Investor, Ivan J. Hughes and C. Jill Beresford (the "Lockup Agreement"), Ms. Beresford and Mr. Hughes agreed to vote their shares of stock as directed by the Investor on any matters presented to the Company's stockholders with respect to the Agreement. In addition,

Mr. Hughes and Ms. Beresford agreed they would not sell their shares of Common Stock without prior written consent of the Investor.

THE EQUIPMENT LEASE

         Pursuant to the Agreement, the Company entered into an Equipment Lease with the Investor (the "Equipment Lease"), whereby the Company agreed to lease certain manufacturing equipment for $1,224,000 per year, payable in equal monthly installments. The term of the Equipment Lease is for one year and automatically renewable for successive one year periods unless either party gives written notice to the contrary. The Equipment Lease replaced certain existing equipment leases, which have been terminated, in which the Company was in default or which were subject to judgments due to past due payments owed by the Company.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL INFORMATION

         The Designated Directors will assume office on or about April 16, 1999 and then the Board of the Company will consist of seven members. This step will be accomplished by written consent of the Board.

         The Company's Certificate of Incorporation and By-laws, each as amended, provide that the members of the Board shall be classified as nearly as possible into three classes, each with, as nearly as possible, one-third of the members of the Board. A classified board is designed to assure continuity and stability in the Board's leadership and policies. Ivan J. Hughes and Allen S. Gerrard serve as the Class I directors until the Annual Meeting of Stockholders to be held in June 1999. David N. Laux and Hanspeter Schulz are Class II directors and serve until the Annual Meeting of Stockholders to be held in the year 2001. Gary R. Edidin serves as the Class III director until the Annual Meeting of Stockholders to be held in 2000. The successors to the class of directors whose terms expire at an annual meeting would be elected for a term of office to expire at the third succeeding annual meeting after their election and until their successors have been duly elected by the stockholders. Directors chosen to fill vacancies on a classified board shall hold office until the next election of the class for which directors shall have been chosen, and until their successors are duly elected by the stockholders. Officers are elected by and serve at the discretion of the Board, subject to their employment contracts.

         The Investor has informed the Company that Bruce M. Fleisher and Theodore L. Koenig will be the Designated Directors, each of whom has consented to act as a director of the Company. The Designated Directors will serve as Class III directors until the Annual Meeting of Stockholders to be held in the year 2000. The Designated Directors, along with Messrs. Edidin and Gerrard, will constitute a majority of the Board after they are appointed.

DESIGNATED DIRECTORS

         BRUCE M. FLEISHER. Mr. Fleisher will serve as a Director of the Company beginning on or about April 16, 1999. Since 1998, Mr. Fleisher has been involved in private investing. From October 1997 to 1998, he served as the Vice President and Division Manager, Chicago for the Supply Systems Division of Unisource Worldwide, Inc., a wholesale distributor of paper and packaging supplies. From 1996 to 1997, he was the President and Division Manager of Darter, Inc., another division of Unisource Worldwide, Inc. Since 1996, he has been a member of the Board of Directors and Chairman of the Industrial Committee for the National Paper Trade Association. Mr. Fleisher received his Bachelor of Science degree in Economics from the University of Pennsylvania, Wharton School, and his Masters degree in Business Administration from George Washington University.

         Mr. Fleisher does not beneficially own any equity securities, or rights to acquire any equity securities of the Company, and has not been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules of the Commission.

         THEODORE L. KOENIG. Mr. Koenig will serve as a Director of the Company beginning on or about April 16, 1999. In 1996, Mr. Koenig founded and since has served as President of Monroe Investments, Inc., a Chicago-based investment and merchant banking firm specializing in strategic growth investment opportunities. Mr. Koenig is also a partner with Holleb & Coff, a Chicago-based law firm.
Mr. Koenig received his Bachelor of Arts degree in Accounting from Indiana University Kelley School of Business and his Juris Doctor degree from the Illinois Institute of Technology, Chicago Kent School of Law. Mr. Koenig is also a Certified Public Accountant.

         Monroe Investments, Inc. is a member of Hilco BPI, L.L.C., a Delaware limited liability company, which is a member of the Investor. Hence, through Mr. Koenig's control status of Monroe Investments, Inc. through Hilco BPI, L.L.C., he is a beneficial owner of the equity securities owned by the Investor and has participated in transactions with the Company to the extent of his indirect ownership interest in Hilco BPI, L.L.C.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of the Company, their positions held in the Company, and their ages are as follows:


NAME                        AGE         POSITION
----                        ---         --------
Hanspeter Schulz             59         President and Director
Richard H. Nurse             54         Vice President of Manufacturing
Peter W. Blackett            50         Senior Vice President of Sales
James F. Koehlinger          62         Chief Financial Officer and Treasurer
C. Jill Beresford            44         Vice President of Marketing
Ivan J. Hughes               70         Chairman of the Board
David N. Laux                71         Director
Gary R. Edidin               54         Director
Allen S. Gerrard             63         Director

         No director or executive officer is related by blood, marriage or adoption to any other director or executive officer.

         HANSPETER SCHULZ, PH.D. Dr. Schulz has been the Company's President and Director since January 1999. Prior thereto, Dr. Schulz served as a consultant to the Company since August 1998. From 1996 to 1998, Dr. Schulz was a Director of Business Integration for Celanese Ltd., and was one of three managers responsible for the global installation of SAP, including the redesign of relevant business processes. From 1993 to 1996, Dr. Schulz was Business Director for Methanol/Formaldehyde/Polyols, a $400 million global commodity business of Celanese with production sites in the United States, Canada and Germany. In 1995, Dr. Schulz served as a member of the Board of a Celanese joint venture in Saudi Arabia. From 1982 to 1995, Dr. Schulz was Vice President and General Manager of the High Density and Ultra High Molecular Weight Polyethylene business at American Hoechst. From 1959 to 1969, Dr. Schulz studied chemistry and related subjects at the Universities of Stuttgart, Germany, Kansas, USA (on a scholarship basis) and Hamburg, Germany resulting in a Ph.D. of Natural Sciences in 1969.

         RICHARD H. NURSE, PH.D. Dr. Nurse has been the Company's Vice President of Manufacturing since January 1999. Prior thereto, he was the Company's Vice President of Technical Development since January 1995. Commencing in 1989, Dr. Nurse had been an independent consultant to the plastics industry. From 1987 to 1988, Dr. Nurse was the Director of Research and Development for Cookson Performance Plastics, a plastics additive manufacturer. From 1985 to 1987, he was a Technical Manager for Nortech Company, another plastics additive manufacturer. From 1973 to 1985, Dr. Nurse was with the Hoechst AG organization serving in technical application and development management in South Africa and Germany and since 1979, in the United States. Hoechst AG is a plastics resin manufacturer. Dr. Nurse received a Ph.D. degree in Polymer Technology from the University of Manchester Institute of Science and Technology in England and a Bachelor of Science degree in Chemical and Plastics Technology from the Polytechnic of South Bank, London, England.

         PETER W. BLACKETT. Mr. Blackett has been the Company's Senior Vice President of Sales since March 22, 1999. From 1997 to 1999, he was employed with Fina Oil and Chemical Company as Regional Sales Manager and from 1992 to 1997, as a Technical Service Manager for Fina's High Density Polyethylene business group. Mr. Blackett holds a Higher National Certificate in Mechanical Engineering from Peterborough Technical College and a Graduateship of the Plastics Institute from Borough Polytechnic in South London.

         JAMES F. KOEHLINGER. Mr. Koehlinger has been the Company's Chief Financial Officer since January 1999. Prior thereto, Mr. Koehlinger was a senior consultant with Benchmark. He previously served as the Company's
Chief Financial Officer from February 1988 to October 1996. Mr. Koehlinger received a Bachelor of Science degree from Indiana University and a Master of Business Administration degree from Clark University. He is also a certified public accountant.

         C. JILL BERESFORD. Ms. Beresford has been the Company's Vice President of Marketing since January 1999. From June 27, 1998 until January 27, 1999, she was the Company's Chairman, Chief Executive Officer and Chief Financial Officer. She also served as the Chief Executive Officer of the Company from 1995 to 1998. She served as the Company's President from July 1996 to June 1998. She was Treasurer of the Company from May 1990 to January 27, 1999 and a Director of the Company from March 1989 until January 1999. From May 1990 to July 1995,
Ms. Beresford was the Company's Vice President of Marketing. Ms. Beresford attended the University of Guelph, Ontario, Canada and received a Masters degree in Business Administration from Boston University.

         IVAN J. HUGHES. Mr. Hughes was re-elected as a Director of the Company on July 13, 1998 and became Chairman of the Board on January 27, 1999. Mr. Hughes previously served as a Director of the Company from March 1996 to February 1998. Since 1991, Mr. Hughes has been the President of the Plastic Division of Duro Bag Manufacturing Company ("Duro Bag"), a privately held company which manufactures grocery bags, shopping and specialty bags for the food and retail industry. Mr. Hughes has been employed by Duro Bag in various positions for the past 35 years and presently serves on the Executive and Compensation Committees. Mr. Hughes received a Bachelor of Science degree in Mechanical Engineering at Lafayette College and completed his graduate studies at Columbia University.

         DAVID N. LAUX. Mr. Laux has served as a Director of the Company since January 1993. Since 1991, Mr. Laux has served as a Director of ROC Taiwan Fund, a closed end fund listed on the New York Stock Exchange. Since 1990, Mr. Laux has been President of the USA-ROC Economic Council, a private non-profit association which promotes business relations between the United States and Taiwan. Mr. Laux received his Bachelor of Arts degree from Amherst College and his Master of Business Administration degree from the American University in Washington, D.C. He has done graduate work at the University of California at Berkeley and Georgetown University. Mr. Laux is also a graduate of the Advanced Management Program at Harvard Business School.

         GARY R. EDIDIN. Mr. Edidin has served as a Director of the Company since January 1999. In January 1999, Mr. Edidin became a Member of the Board of Managers, Chairman, President and Chief Executive Officer of the Investor. In 1975, Mr. Edidin co-founded Edidin Associates, an investment banking firm. He has been Managing Partner of Edidin Associates since 1980. In 1992, Mr. Edidin co-founded Franklin Capital Corp., a regional asset based lender, and is presently the Co-Chairman and member of its Board of Directors. In 1980, Mr. Edidin served as the Chief Executive Officer and Chairman of Optique Du Monde, Ltd. ("ODM"), an eyewear company. In 1988, ODM was sold to the Safilo Group, an Italian publicly traded eyewear company. Since 1988, he has been a management consultant to the Safilo Group and Safilo USA, its U.S. subsidiary. In 1997, Mr. Edidin represented Safilo Group in its acquisition of Smith Sports Optics, Inc. and began serving that company as a member of the Board of Directors and Executive Committee. He has also served as the Chairman and Chief Executive Officer of Clarin Corp., a manufacturer of institutional seating, since 1993. Since 1998, Mr. Edidin has served as a member of the Board of Directors of Colors For Plastic, a plastic coloration company. In 1977, a group of investors, including Edidin Associates, purchased the Lawndale Trust and Savings Bank, a community bank in Chicago. The same investors subsequently purchased the Garfield Ridge Trust and Savings Bank and the Bank of Chicago, two Chicago community banks. In 1995, these three banks were merged into one under the name Bank of Chicago. In 1997, Bank of Chicago was sold to TCF, a publicly traded savings bank headquartered in Minnesota.

Mr. Edidin has served these banks in various capacities over the years, including Chairman and Chief Executive Officer. Mr. Edidin received his Bachelor of Science degree from the University of Pennsylvania, Wharton School, and his juris doctor degree from the University of Chicago Law School. Mr. Edidin also attended the University of Chicago Business School.

         ALLEN S. GERRARD. Mr. Gerrard has served as a Director of the Company since January 1999. Since 1996, Mr. Gerrard has served as a Director of Deere Park Capital Management, an investment and merchant banking firm, and since April 1998 he has also served as Vice-Chairman of such company. Beginning in January 1999, Mr. Gerrard has been a Member of the Board of Managers and Treasurer of the Investor. From November 1998 to March 1999, Mr. Gerrard served as Director of McConnell Dowell Corporation, Limited, a publicly traded company involved in major construction. Since 1997, Mr. Gerrard has served as a Director of Dominion Bridge Company, which is traded on The National Association of Securities Dealers Automated Quotation System Over-the-Counter Bulletin Board, of which its principal business is also major construction and shipbuilding.
Mr. Gerrard was a Principal in the law firm of Allen S. Gerrard & Associates from 1978 to 1999. Mr. Gerrard received his Bachelor of Arts degree in Political Science from the University of Illinois in Champaign-Urbana and his Juris Doctor degree from the University of Michigan Law School.

SIGNIFICANT EMPLOYEES

         The following employees are not executive officers of the Company but they make or expect to make significant contributions to the business of the
Company:


NAME                              AGE         POSITION
----                              ---         --------
Tracy L. McGrath                   34         Vice President of Sales
Stephen J. St. Louis               45         Controller
Michael J. Levesque                30         Sales and Production Coordinator
Donald G. Livingstone              56         Director or Information Systems and Quality
                                              Assurance
Rita Pires                         46         Human Resources Manager and Safety Director
Jorge A. Santos                    47         Plant Manager, Conversion Department Manager
                                              and Press Department Manager
Alex F. Vaicunas                   71         Film Sales Consultant
Bruce C. Gurney                    37         Maintenance Manager
Pamela J. Swanton                  39         Customer Service Representative
Anne Kuper                         47         Accounts Payable Clerk
Lisa M. Lima                       27         Executive Assistant

         TRACY L. MCGRATH. Ms. McGrath has served as the Company's Vice President of Sales since January 27, 1999. Prior thereto, she was the Company's Vice President of Marketing since December 1997 and, prior thereto, was the Company's Marketing Manager since November 1993. Ms. McGrath has a Bachelor of Science degree in Communications from Eastern Connecticut State University.

         STEPHEN J. ST. LOUIS. Mr. St. Louis has been the Company's Controller since January 27, 1999. He was the Company's Vice President and Chief Accounting Officer since April 1998. Mr. St. Louis was controller for Quadrax Corporation from 1995 to 1998. From 1991 to 1994, he was the Cost Accounting Manager for Pacific Scientific, Fisher Pierce Division. Mr. St. Louis has served in various accounting positions since 1979 and is an accounting professional with over 20 years of manufacturing accounting experience. Mr. St. Louis received Bachelor of Arts degrees from Thiel College in 1975 in Accounting and Business Administration.

         MICHAEL J. LEVESQUE. Mr. Levesque has served as the Company's Sales and Production Coordinator since February 1999. Prior thereto, Mr. Levesque was the Company's Pre-Press Graphics Manager from 1992 to 1996 and then became the Company's National Accounts and Product Line Manager from 1996 to 1999.
Mr. Levesque has an Associates degree in Business Administration from Fisher College.

         DONALD G. LIVINGSTONE. Mr. Livingstone has served as the Company's Director of Information Systems and Quality Assurance since 1992. Mr. Livingstone became Certified in Microsoft NT Server Training from Vmark Software, Inc., Marlboro, Massachusetts. Mr. Livingstone has a Bachelor of Science degree in Industrial Engineering from Northeastern University, Boston, Massachusetts and a Master of Science degree in Applied Management from Lesley College, Cambridge, Massachusetts.

         RITA PIRES. Ms. Pires has served as the Company's Human Resources Manager and Safety Director since 1984. Ms. Pires received several certificates from American Management Association, including: HOW TO HANDLE NEGATIVITY IN THE WORKPLACE AND HOW TO SUPERVISE PEOPLE; CRITICISM AND DISCIPLINE FOR MANAGEMENT; SEXUAL HARASSMENT WORKSHOP; AND VIOLENCE IN THE WORKPLACE.

         JORGE A. SANTOS. Mr. Santos has served as the Company's Plant Manager, Conversion Department Manager and Press Department Manager since 1986. Mr. Santos is a graduate from Bristol Community College.

         ALEX F. VAICUNAS. Mr. Vaicunas has been a film sales consultant to the Company since December 1998. Prior thereto, Mr. Vaicunas has been the Company's Vice President of Film Sales since 1996. From 1988 to 1996, he was the Company's Vice President of Sales. From 1985 to 1987, Mr. Vaicunas was Vice President of Sales and a consultant to Surrey Industries, Inc., the manufacturer whose business was acquired by the Company in 1988. From 1973 to 1985, Mr. Vaicunas was Sales Manager in the flexible film packaging markets for the Plastic Products Group of Union Camp Corporation. Mr. Vaicunas previously held senior sales management positions at Northern Petro Chemical and Philips Petroleum Corporation and has over 30 years experience in the marketing and sales of flexible film packaging.

         BRUCE C. GURNEY. Mr. Gurney has served as the Company's Maintenance Manager at the North Dighton Facility in the Engineering Department since 1991. He is responsible for all aspects of the production operation.
Mr. Gurney has an Associates degree in Civil Engineering Technology from Wentworth Institute of Technology, Boston, Massachusetts.

         PAMELA J. SWANTON. Ms. Swanton has been the Company's Customer Service Representative since 1989. Ms. Swanton is a graduate of Taunton High School.

         ANNE KUPER. Ms. Kuper has served as the Company's Accounts Payable Clerk since 1984. Ms. Kuper is a Merit Graduate (scholarship recipient) of Katharine Gibbs Secretarial School.

         LISA M. LIMA. Ms. Lima has served as the Company's Executive Assistant since January 1996. From 1994 to 1996, Ms. Lima was employed at Chadwick-Miller, Inc., as Executive Assistant to the President. Ms. Lima has an Associates Degree in Executive Secretarial studies from Newbury College.

EXECUTIVE COMPENSATION

         The following table sets forth certain information with respect to the annual and long term compensation for services in all capacities to the Company during the 12 months ended December 31, 1998 ("Fiscal 1998"), the 10 months ended December 31, 1997 and the fiscal years ended February 28, 1997 ("Fiscal 1997") and February 23, 1996 ("Fiscal 1996"), of those persons who were, at December 31, 1998: (i) the Company's Chief Executive Officer (including persons who held this position at any time during Fiscal 1998); and (ii) other executive officers of the Company receiving total cash and bonus compensation in excess of $100,000 (the "Named Officers"). The Company did not grant any restricted stock awards or stock appreciation rights or make any long term incentive plan payouts to the individuals named in the tables below during the periods indicated.

                           SUMMARY COMPENSATION TABLE
                           --------------------------

                                                                                                  Long Term
                                              Annual Compensation                           Compensation Awards
                                              -------------------                           --------------------
                                                                                        Securities
                                                                                        Underlying           All Other
    Name and Principal Position         Fiscal Year        Salary(1)      Bonus(2)      Options(#)         Compensation
    ---------------------------         -----------        ---------      --------      -----------        ------------
Dennis N. Caulfield...........            1998               $89,846         $0              0                $9,923(3)
  Former Chairman of the Board            1997(A)           $266,666         $0              0               $36,923(3)
  Former Chief Executive Officer          1997              $320,000         $0              0              $122,220(3)
                                          1996              $320,000         $0              0               $36,174(3)

C. Jill Beresford                         1998              $182,506         $0              0                $9,193(4)
  Chairman of the Board                   1997(A)           $150,000         $0              0                $2,769(4)

                                                           8


                                             Annual Compensation                             Compensation Awards
                                             -------------------                             --------------------
                                                                                        Securities
                                                                                        Underlying           All Other
    Name and Principal Position         Fiscal Year        Salary(1)      Bonus(2)      Options(#)         Compensation
    ---------------------------         -----------        ---------      --------      -----------        ------------

  Chief Executive Officer                 1997              $180,000         $0              0               $22,978(4)
  President and Treasurer                 1996              $180,000         $0              0               $13,989(4)

Alex F. Vaicunas                          1998              $124,856         $0              0                $1,746(5)
  Vice-President, Film Sales until        1997(A)           $104,167         $0              0                  $650(5)
  12/26/98                                1997              $125,000         $0              0                  $780(5)
                                          1996              $125,000         $0              0                  $780(5)

Richard Nurse, Ph.D.                      1998              $119,115         $0              0
  Vice President of Technical             1997(A)            $64,399         $0              0                $8,935(6)
  Research                                1997               $77,279         $0              0                $3,410(6)
                                          1996               $71,936         $0              0                $4,401(6)
                                                                                                              $3,656(6)

Paul  J. DeCristofaro                     1998               $32,332         $0              0                       $0
   Chief Financial Officer                1997(A)            $83,410         $0              0                       $0
   until March 1998                       1997              $100,092         $0              0                       $0

----------------

(A)      Reflects information for the 10 months ended December 31, 1997.

(1) Amounts shown indicate cash compensation earned and received by executive officers. No amounts were earned but deferred at the election of those officers. Executive officers participate in Company group life and health insurance.

(2)      From July 1, 1993 through December 31, 1998, Mr. Caulfield,
         Ms. Beresford and Mr. Vaicunas had been eligible to participate in an executive compensation program which provided them with an aggregate bonus equal to 6% of the Company's pre-tax profit for the first $1,000,000 in pre-tax profits in any fiscal year, and 12% of pre-tax profits in excess of $1,000,000 in any fiscal year except that in the discretion of the Board the bonus would not exceed $750,000 in the aggregate in any fiscal year beginning with fiscal year 1995. No bonuses were paid to Mr. Caulfield, Ms. Beresford or Mr. Vaicunas during Fiscal 1998, the 10 month period ended
         December 31, 1997, in Fiscal 1997 or in Fiscal 1996 under this program. This program is no longer in effect.

(3) In the periods presented, the Company paid approximately $335 and $990 per month for two personal term life insurance policies for Mr. Caulfield and $700 per month for a disability policy. The
         Company also made automobile and insurance payments of approximately $980 per month during Fiscal 1998, the 10 months ended December 31, 1997, in Fiscal 1997 and in Fiscal 1996, for an automobile for Mr. Caulfield. The Fiscal 1997 amount includes $73,846 paid for unused vacation from prior fiscal years and $12,308 for unused vacation from Fiscal 1997. Mr. Caulfield's employment with the Company terminated on July 2, 1998.

(4) In the periods presented, the Company paid approximately $80 per month for a personal term life insurance policy for Ms. Beresford and approximately $190 per month for a disability policy. In the periods presented, the Company also made automobile and insurance payments of approximately $435 and $790, respectively, per month for an automobile for Ms. Beresford for Fiscal 1998 and all other periods presented, respectively. The amount also includes $10,385 and $7,616 of unused vacation pay that was paid in Fiscal 1997 and Fiscal 1996, respectively.

(5) In the periods presented, the Company paid approximately $65 per month for a disability policy for Mr. Vaicunas. This amount excludes automobile and insurance payments from the Company on behalf of Mr. Vaicunas of approximately $760 per month for an automobile.
         Mr. Vaicunas reimburses the Company for any personal use of the automobile.

(6) In the periods presented, the Company reimbursed Dr. Nurse for mileage on his car and travel expenses associated with Company business.

STOCK OPTION PLANS

         In May 1990, the Company adopted a stock option plan and on October 25, 1993, the Company approved a stock option plan that provides certain individuals the right to purchase up to 200,000 shares and 750,000 shares, respectively, of Common Stock. In September 1996, the Company adopted a stock option plan that entitles certain individuals the right to purchase up to 1,000,000 shares of Common Stock. The Board determines those individuals who shall receive options, the time period during which the options may be exercised, the number of shares of Common Stock that may be purchased and the exercise price (which cannot be less than the fair market value of the Common Stock at the date of grant). Options generally vest ratably over two to five years. The Company may not grant employee incentive stock options with a fair value in excess of $100,000 that is exercisable during any one calendar year. Options granted under the stock option plans generally expire 10 years from the date of grant.


               AGGREGATED OPTION EXERCISED IN THE LAST FISCAL YEAR
                            AND FY-END OPTION VALUES



                                                                                  Number of            Value of
                                                                                  Securities          Unexercised
                                                                                  Underlying          In-the-Money
                                                                             Unexercised Options        Options
                                                                                  at FY-End           Exercisable/
                                      Shares Acquired                            Exercisable/         Unexercisable
               Name                     on Exercise       Value Realized($)     Unexercisable            ($)(1)
               ----                     -----------       -----------------     -------------        -------------
C. Jill Beresford............                0                    0                 163,224/0             0 / 0

--------------------

(1) In-the-Money options are those options for which the fair market value of the underlying Common Stock is greater than the exercise price of the option. On December 31, 1998, the last day of Fiscal 1998, the fair market value of the Company's Common Stock underlying the options (as determined by the last sale price quoted on NASDAQ/OTC Bulletin Board) was $0.19. Since the exercise price of all of the options reflected in this table is greater than $0.19, the options held by these individuals are not In-the-Money and are, therefore, not included in this calculation.

401(k) RETIREMENT SAVINGS PLAN

         The Company provides an employee retirement savings plan under Section 401(k) of the Internal Revenue Code (the "Plan") which covers substantially all employees. Under the terms of the Plan, employees may contribute a percentage of their salary, up to a maximum of 15%, which is then invested in one or more of several mutual funds selected by the employee. The Company matches 100% of the employee contribution up to a maximum of 2% of their salary. Contributions to the plan were $33,165, $47,604, $80,503 and $52,120 for Fiscal 1998, the 10
month period ended December 31, 1997, Fiscal Year 1997 and Fiscal Year 1996, respectively.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
 ARRANGEMENTS

         The Company entered into employment, non-competition, and confidentiality agreements with each of Mr. Caulfield, Ms. Beresford and Mr. Vaicunas. Base salaries for Mr. Caulfield, Ms. Beresford and Mr. Vaicunas were $320,000, $180,000 and $125,000 per annum, respectively, subject to periodic review by the Board. Each of these agreements expired on June 30, 1998. Ms. Beresford's employment agreement was renewed for an additional one year term. Her agreement provides for severance payments of 60 months base salary in the event her employment is terminated without cause and prohibits her from competing with the Company for a period of 24 months following termination of employment with the Company. In the event of a change of control in the Company, she has the option to terminate her employment and to receive additional severance compensation subject to the provisions of their employment agreements. The Company has also entered into non-competition and confidentiality agreements with certain other employees.

         In conjunction with the Agreement, on January 27, 1999, the Company entered into an employment agreement with each of Ms. Beresford, Mr. Koehlinger, Dr. Nurse and Dr. Schulz (each as an "Employee" or collectively, the "Employees"). Base salaries for Ms. Beresford, Mr. Koehlinger and Dr. Nurse are $125,000 each per annum. Dr. Schulz's base salary is $150,000 per annum.
Ms. Beresford was hired as Vice President of Marketing of the Company.
Mr. Koehlinger was hired as Chief Financial Officer of the Company. Dr. Nurse was hired as Vice President of Manufacturing of the Company. Dr. Schulz was hired as President of the Company. Mr. Koehlinger's, Dr. Nurse's and
Dr. Schulz's employment terms are from January 27, 1999 to January 27, 2002 and after such terms, each individual's employment shall revert to the status of employment at will and shall thereafter be subject to termination by either party at any time and regardless of cause. Ms. Beresford's employment term begins on July 1, 1999 and terminates on June 30, 2000 and upon expiration of her term, the Company, at its option, may extend her employment term for an additional 18 months provided the Company gives Ms. Beresford proper notice.

         Under the terms of each Employee's employment agreement, each Employee shall receive options to purchase Common Stock during the term of each's respective agreement if the Company equals or exceeds certain financial performance goals. See "Compensation Committee - Board Compensation Committee Report on Executive Compensation Bonus Plan" below for a description of the performance goals. Also, in consideration of the Employee entering into his or her employment agreement, the Company granted each Employee a warrant to purchase a certain number of shares of Common Stock. Such warrants are not exercisable until the Company's stockholders approve an amendment to the Company's Certificate of Incorporation increasing the number of shares of authorized Common Stock and such warrants expire on January 27, 2009. Dr. Nurse and Mr. Koehlinger were each granted a warrant to purchase 1,719,000 shares of Common Stock at $0.04 per share. Dr. Schulz was granted a warrant to purchase 2,188,000 shares of Common Stock at $0.04 per share. Ms. Beresford was granted a warrant to purchase 937,000 shares of Common Stock at $0.04 per share. Each of the Employees has paid to the Company their respective amount due under these warrants. Messrs. Schulz, Koehlinger and Nurse and Ms. Beresford borrowed funds in the aggregate amount of $262,520 from the Investor necessary to exercise their warrants described above. In consideration for the loan from the Investor to these individuals, the Employee pledged the shares which will be issued upon exercise of the warrants. Dr. Schulz is also given as consideration for his employment costs related to an apartment and automobile for the duration of his employment under his employment agreement.

         On March 22, 1999, the Company entered into an employment agreement with Peter W. Blackett. Mr. Blackett's base salary is $125,000 per annum and he is employed as the Senior Vice President of Sales. The term of his employment agreement is three years, commenced on March 22, 1999 and terminates on March 21, 2002. After the stated term in this agreement, Mr. Blackett's employment with the Company will revert to the status of employment at will and shall thereafter be subject to termination by either party at any time regardless of cause. Under the terms of the agreement, Mr. Blackett shall receive options to purchase Common Stock during the term of employment if the Company equals or exceeds certain performance goals. See "Compensation Committee Board Compensation Committee Report on Executive Compensation - Bonus Plan" below for a description of the performance goals. Mr. Blackett is also given as consideration for his employment reasonable and necessary expenses incurred in connection with the moving of his personal residence close to the Company's office.

CONSULTING AGREEMENT

         On January 27, 1999, the Company entered into a consulting agreement with Mr. Hughes for a three year term ending on January 27, 2002. Mr. Hughes receives a consulting fee of $1,000 per week and shall receive options to purchase Common Stock during the term of his agreement if the Company equals or exceeds certain financial performance goals. See "Compensation Committee - Board Compensation Committee Report on Executive Compensation - Bonus Plan" below for a description of the performance goals. Also, in consideration of Mr. Hughes execution of the consulting agreement, the Company granted him a warrant to purchase 937,000 shares of Common Stock at $0.04 per share. Mr. Hughes has paid to the Company the full amount due under this warrant. Such warrant is not exercisable until the Company's stockholders approve an amendment to the Company's Certificate of Incorporation increasing the number of shares of authorized Common Stock and the warrant expires on January 27, 2009.

         Each of the employment agreements with the Employees and with Mr. Blackett and the consulting agreement with Mr. Hughes contains a covenant not to compete provision and a confidentiality provision.

BOARD AND COMMITTEE MEMBERS

         The Board has established an Audit Committee, a Compensation Committee and an Executive Committee. The Board held three meetings during Fiscal 1998. Each director attended at least 75% of all meetings of the Board and applicable Committees held during the last year.

EXECUTIVE COMMITTEE

         The Executive Committee is empowered to act with all authority granted to the Board between Board meetings, except with respect to those matters required by Delaware law or by the Company's By-laws to be subject to the power and authority of the Board as a whole. Messrs. Ivan J. Hughes, Hanspeter Schulz and Gary R. Edidin are the current members of the Executive Committee. The former Executive Committee did not meet during Fiscal 1998 or at any time during the current fiscal year.

AUDIT COMMITTEE

         The Board has established an Audit Committee whose current members are David N. Laux, the Company's outside director, Gary R. Edidin and Allen S. Gerrard. The purpose of the Audit Committee is to: (i) review the Company's financial results and recommend the selection of the Company's independent auditors; (ii) review the effectiveness of the Company's accounting policies and practices, financial reporting and internal controls; and (iii) review the scope of independent audit coverage, the fees charged by the independent auditors, any transactions which may involve a potential conflict of interest, and internal control systems.

         The functions of the Audit Committee are to: (i) recommend annually to the Board the appointment of the independent public accountants of the Company;
(ii) discuss and review the scope and the fees of the prospective annual audit and to review the results thereof with the Company's independent public accountants; (iii) review and approve non-audit services of the independent public accountants; (iv) review compliance with existing major accounting and financial policies of the Company; (v) review the adequacy of the financial organization of the Company; and (vi) review management's procedures and policies relative to the adequacy of the Company's internal accounting controls. During Fiscal 1998, the former Audit Committee met one time for the purposes of:
(i) reviewing the arrangements and scope of the Company's annual audit; (ii) discussing the matters of concern to the Committee with regard to the Company's financial statements or other results of the audit; and (iii) reviewing the Company's internal accounting procedures and controls and the activities and recommendations of the Company's independent public accountants. The current Audit Committee met in March 1999.

COMPENSATION COMMITTEE

         Messrs. David N. Laux, Gary R. Edidin and Allen S. Gerrard serve on the Compensation Committee. The former Compensation Committee did not meet during Fiscal 1998.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee believes that the primary objectives of the Company's compensation policies are to attract and retain a management team that can effectively implement and execute the Company's strategic business plan. These compensation policies include: (i) an overall management compensation program that is competitive with management compensation programs at companies of similar size to attract, retain and motivate superior talent in the Company's industry; (ii) short-term bonus incentives for management to meet the Company's overall business strategy and profitability goals, including net income performance goals; (iii) promoting the Company's pay-for-performance philosophy; and (iv) long-term incentive compensation in the form of stock options and other long-term equity compensation which will encourage management to continue to focus on stockholder return.

         It is the intention of the Compensation Committee to utilize a pay-for-performance compensation strategy that is constructive towards the attainment of the Company's sales growth and profitability goals. Also, the Compensation Committee's goal is to use compensation policies to closely align the interests of the Company with the interests of stockholders so that the Company's management has incentives to achieve short-term performance goals while building long-term value for the Company's stockholders. The Compensation Committee will review its compensation policies from time to time to determine the reasonableness of the Company's compensation programs and to take into account factors which are unique to the Company.

         As previously discussed, the Company entered into various employment agreements and a consulting agreement. See "Management - Employment Contracts, Termination of Employment and Change in Control Arrangements" section above for a description of these agreements.

         BASE SALARIES. Ms. Beresford's base salary will continue to be $180,000 per annum until June 30, 1999 and for her employment term from July 1, 1999 to June 30, 2000, her base salary will be $125,000 per annum. Mr. Koehlinger's, Dr. Nurse's and Mr. Blackett's base salaries are $125,000 each per annum.
Dr. Schulz's base salary is $150,000 per annum. The current Compensation Committee believes that these salaries reflect base salaries paid to senior officers of other companies of similar size.

         BONUS PLAN. To incentivize senior management of the Company, as part of the Company's 1999 financing, as described above in Section "Changes in Control of the Company," each of the Employees, Mr. Hughes and Mr. Blackett shall receive options to purchase Common Stock during the term of their respective employment or consulting agreements if the Company equals or exceeds certain financial performance goals in 1999, 2000 and 2001. If the Company's net earnings for the particular fiscal years plus amounts deducted in the computation thereof for: (a) interest expense; (b) Federal, state and local income taxes; (c) depreciation; (d) amortization of intangibles, as computed by the Company's accountants in accordance with generally accepted accounting principals, consistently applied; and (e) any expenses or other charges associated with the investment, loans, and equipment leases made by the Investor to the Company and all other charges ("EBITDA"), equals or exceeds one of the EBITDA performance goals as stated in the employment or consulting agreements, the Company shall grant to the Employees, Mr. Hughes and Mr. Blackett options to purchase a certain number of shares of Common Stock. The maximum number of options to purchase Common Stock, in the aggregate for all Employees, Mr. Hughes and Mr. Blackett shall be 7,500,000 shares of Common Stock.

         COMPENSATION FOR PRIOR CHIEF EXECUTIVE OFFICER. Mr. Caulfield's and Ms. Beresford's compensation as Chief Executive Officer was based upon careful analysis of other comparable public companies' chief executive officers' compensation and each's efforts and success in the following areas: establishing strategic goals and objectives for the long-term growth of the Company; raising equity and debt capital needed to allow the Company to erase its working capital deficit and adequately capitalizing the Company to move forward; improving the Company's operating results; and establishing critical strategic partnerships with vendors and distribution channels.

         Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows tax deductions to public companies for compensation over $1 million paid to a corporation's chief executive officer and the four other most highly compensated executive officers. Qualifying "performance-based" compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee has discussed and considered and will continue to evaluate the potential impact Section 162(m) has on the Company in making compensation determinations, but has not established a set policy with respect to future compensation determinations.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Compensation Committee consists of David N. Laux, Gary R. Edidin and Allen S. Gerrard. None of the executive officers of the Company have served on the Board of Directors of any other entity that has had any of such entity's officers serve either on the Company's Board or Compensation Committee. However, Mr. Ivan J. Hughes, a Director of the Company, serves on the Compensation Committee of Duro Bag, a customer of the Company. See "Certain Relationships and Related Transactions" below.

COMPENSATION OF DIRECTORS

         All outside Directors of the Company are paid $1,875 each per calendar quarter. No other Directors receive any compensation. In June 1992, David N. Laux, an outside Director, received options to purchase a total of 7,500 shares of Common Stock at a purchase price of $2.50 per share through June 9, 2002. In March 1996, Ivan J. Hughes, then considered an outside Director, received options to purchase a total of 7,500 shares of Common Stock at a purchase price of $2.38 per share through June 9, 2003. In January 1998, Mr. Laux received options to purchase a total of 25,000 shares of Common Stock at a purchase price of $1.25 per share through December 31, 2003.

CONCLUSION

         The current Compensation Committee believes that the newly-instituted executive compensation plan implemented as part of the Agreement with the Investor discussed in this Information Statement is consistent with the overall corporate strategy for continued growth in sales, manufacturing and earnings and stockholder value.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

FIVE-PERCENT BENEFICIAL OWNERS

         The following table sets forth the beneficial ownership of Common Stock and Series A Preferred Stock as of March 31, 1999 by persons who beneficially owned more than 5% of the Common Stock and Series A Preferred Stock or by persons who did not beneficially own more than 5% of the Common Stock and Series A Preferred Stock but who constituted members of a "group" within the meaning of
Section 13(d)(3) of the Exchange Act, beneficially owning more than 5% of the Common Stock and Series A Preferred Stock. Each of the persons listed below was a member of such a group by virtue of being a party to the Lockup Agreement, pursuant to which the parties agreed to vote their shares of Common Stock in a common manner for certain limited purposes. A brief description of the Lockup Agreement is provided above in Section "Changes in Control of the Company - The Lockup Agreement." Each of the persons listed below disclaims beneficial ownership in any shares beneficially owned by the others. The number of shares of Common Stock and Series A Preferred Stock beneficially owned by each person listed below is based on information contained in the Schedule 13D filed with the Commission on behalf of the listed persons. The percentage of shares of the Common Stock and Series A Preferred Stock each listed person is indicated as beneficially owning is based on 21,495,621 and 193,358 shares of Common Stock and Series A Preferred Stock, respectively, outstanding on March 31, 1999.


 NAME AND ADDRESS                                             NUMBER OF SHARES              PERCENTAGE OF COMMON
OF BENEFICIAL OWNER                                         BENEFICIALLY OWNED                  STOCK (1)(2)
-------------------                                         ------------------            --------------------------
C. Jill Beresford(3)(5)                                          1,624,249                                 7.45%
  455 Somerset Avenue
  North Dighton, Massachusetts  07264

Ivan J. Hughes(4)(5)                                                90,000                                *
  Davis and Oak Streets
  Ludlow, Kentucky  41016-0250

DGJ, L.L.C. (6)                                                 30,937,500                                58.79%
  600 Central Avenue, Suite 262
  Highland Park, Illinois  60036

 *  Less than one percent.

(1) Pursuant to the rules of the Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. This table reflects the ownership of all shares of Common Stock and the Series A Convertible Preferred Stock voting as a single class, since each is entitled to one vote per share.

(2) Does not give effect to the issuance of: (i) up to 340,053 shares of Common Stock issuable upon conversion of Series A and Series B Convertible Preferred Stock; (ii) up to 180,372 shares issuable upon exercise of warrants issued to an individual and principals of the placement agent in the Company's private placements to overseas investors; (iii) up to 1,950,000 shares issuable upon exercise of options granted or available for grant under the Company's 1990, 1993 and 1996 stock option plans; (iv) up to 200,000 shares of Common Stock issuable upon the exercise of warrants issued to financial consultants of the Company, subject to adjustment; and (v) up to 5,000,000 shares of Common Stock issuable upon the exercise of options expiring January 27, 2009 issued to consultants of the Company, subject to adjustments.

(3) Includes: (i) 1,314,130 shares of Common Stock; (ii) 146,695 shares of Series B Convertible Preferred Stock; and (iii) 163,224 shares of Common Stock issuable upon the exercise of an option at a price of $2.50 per share through June 30, 2003.

(4) Includes 82,500 shares of Common Stock and 7,500 shares of Common Stock issuable upon exercise of an option at a purchase price of $2.38 per share through March 24, 2006.

(5) These individuals received warrants to purchase a certain number of shares Common Stock at $0.04 per share. These warrants expire on January 27, 2009 and are described below in Section "Board of Directors and Executive Officers - Employment Contracts, Termination of Employment and Change in Control Arrangements." These warrants are not exercisable until the Company's stockholders approve an amendment to the Company's Certificate of Incorporation increasing the number of shares of the Company's authorized Common Stock, as described in the Section "Changes in Control of the Company - The Warrant."

(6) Includes 30,937,500 shares of Common Stock issuable upon the exercise of a warrant at a price of $0.04 per share through January 27, 2009. However, the Investor has indicated that it has no current intention of exercising this warrant to purchase Common Stock.

DIRECTORS, DESIGNATED DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the beneficial ownership of Common Stock or Series A Convertible Preferred Stock as of March 31, 1999 by: (i) directors and Designated Directors of the Company; (ii) executive officers of the Company; and (iii) directors, Designated Directors and executive officers of the Company as a group. The number of shares beneficially owned of Common Stock and Series A Convertible Preferred Stock listed below is based on information contained in a
Schedule 13D filed with the Commission on behalf of the named persons and on information provided to the Company by the named persons. The percentage of shares of the class each person is listed as beneficially owning is based upon 21,495,621 and 193,358 shares of Common Stock and Series A Convertible Preferred Stock outstanding, respectively, as of March 31, 1999. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated.


NAME AND ADDRESS                                             NUMBER OF SHARES
OF BENEFICIAL OWNER                                         BENEFICIALLY OWNED           PERCENTAGE OF CLASS (1)(2)
-------------------                                         ------------------           --------------------------
Hanspeter Schulz, Ph.D.(3)(11)                                          0                              0%
Richard H. Nurse, Ph.D.(3)(11)                                      6,000                              *
C. Jill Beresford(3)(4)(6)(11)                                  1,627,249                           7.45%
James F. Koehlinger(3)(12)                                              0                              0%
Peter W. Blackett (3)                                                   0                              0%
Ivan J. Hughes(5)(6)(11)                                           90,000                              *
  Davis and Oak Streets
  Ludlow, Kentucky  41016-0250
David N. Laux(7)                                                   52,500                              *
  1700 N. Moore St, Suite 1703
  Arlington, Virginia  22209
Gary R. Edidin (8)                                                      0                              0%
  Edidin & Associates
  600 Central Avenue
  Suite 262
  Highland Park, IL 60035
Allen S. Gerrard (9)                                                    0                              0%
  Deere Park Capital Management
  40 Skokie Boulevard
  Suite 110
  Northbrook, IL 60062
Theodore L. Koenig (10) **                                              0                              0%
  55 East Monroe Street, Suite 4100
  Chicago, Illinois 60603
Bruce M. Fleisher **                                                    0                              0%
  2350 N. Lincoln Park West
  Chicago, Illinois 60614
All Officers and Directors                                      1,775,749                           8.11%
  as a Group (11 persons)(4)(5)(6)(7)

  * Less than one percent.
 ** Designated Director.


(1) Pursuant to the rules of the Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. This table reflects the ownership of all shares of Common Stock and the Series A Convertible Preferred Stock voting as a single class, since each is entitled to one vote per share.

(2) Except as otherwise noted, does not give effect to the issuance of: (i) up to 340,053 shares of Common Stock issuable upon conversion of Series A and Series B Convertible Preferred Stock; (ii) up to 180,372 shares issuable upon exercise of warrants issued to an individual and principals of the placement agent in the Company's private placements to overseas investors; (iii) up to 1,950,000 shares issuable upon exercise of options granted or available for grant under the Company's 1990, 1993 and 1996 Stock Option Plans; (iv) up to 200,000 shares of Common Stock issuable upon the exercise of warrants issued to financial consultants of the Company, subject to adjustment; and (v) up to 5,000,000 shares of Common Stock issuable upon the exercise of options expiring January 27, 2009 issued to consultants of the Company, subject to adjustments.

(3) These individuals may be reached at the Company's headquarters located at 455 Somerset Avenue, North Dighton, Massachusetts 02764.

(4) Includes: (i) 1,314,130 shares of Common Stock; (ii) 146,695 shares of Series B Convertible Preferred Stock; and (iii) 163,224 shares of Common Stock issuable upon the exercise of an option at a price of $2.50 per share through June 30, 2003. Ms. Beresford owns 100% of the outstanding voting stock of Beresford Box Co., Ltd. Ms. Beresford may be deemed to be a "parent" and "promoter" of the Company within the meaning of the rules and regulations of the Commission.

(5) Includes 82,500 shares of Common Stock and 7,500 shares of Common Stock issuable upon exercise of an option at a purchase price of $2.38 per share through March 24, 2006.

(6) Under the terms of the Lockup Agreement, agreed to vote as directed by the Investor with respect to any matters presented to the Company's stockholders with respect to the Agreement and agreed not to sell shares of Common Stock without the prior written consent of the Investor.

(7) Includes: (i) 20,000 shares of Common Stock; (ii) 7,500 shares of Common Stock issuable upon exercise of an option at a purchase price of $2.50 per share through June 9, 2002; and (iii) 25,000 shares of Common Stock issuable upon exercise of an option at a purchase price of $1.25 per share through December 31, 2003.

(8) A member of the Investor, DGJ, L.L.C. He disclaims beneficial ownership of stock of the Company except to the extent of his membership interest in the Investor.

(9) A Director of Deere Park Capital Management, which is a member of the Investor. He has no direct or indirect beneficial ownership in the equity securities owned by the Investor.

(10) A member of Monroe Investments, Inc., which is a member of Hilco BPI, L.L.C., which is a member of the Investor. He disclaims beneficial ownership of stock of the Company except to the extent of his membership interest in the Investor through such entities.

(11) These individuals acquired warrants to purchase a certain number of shares Common Stock at $0.04 per share. These warrants expire on January 27, 2009 and are described below in Section "Board of Directors and Executive Officers - Employment Contracts, Termination of Employment and Change in Control Arrangements." These warrants are not exercisable until the Company's stockholders approve an amendment to the Company's Certificate of Incorporation increasing the number of shares of the Company's authorized Common Stock, as described in the Section "Changes in Control of the Company - The Warrant."

                                PERFORMANCE GRAPH

         The following graph compares the cumulative total stockholder return (assuming reinvestment of dividends) from investing $100 on February 28, 1992, and plotted at the end of Fiscal Years 1993, 1994, 1995, 1996 and 1997, the 10 month period ended December 31, 1997, and Fiscal 1998 in each of: (i) the Company's Common Stock; (ii) The National Association of Securities Dealers Automated Quotation System ("NASDAQ") Market Index of Companies; and (iii) Media General Industry Group representing Packaging and Container Companies, which consists of other companies in the packaging and containers manufacturing industry.



     COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG BPI PACKAGING TECHNOLOGIES,
               INC., NASDAQ MARKET INDEX AND PEER GROUP INDEX


                                             1993         1994          1995         1996          1997         1998
                                             ----         ----          ----         ----          ----         ----
BPI Packaing Technologies, Inc.              $100        $77.78        $61.11       $29.63        $24.07       $16.67
NASDAQ Market Index                          $100       $127.41       $121.65      $167.97       $201.61      $243.73
Peer Companies Group                         $100       $115.19       $113.46      $119.09       $126.23      $116.56



                                [GRAPHIC OMITTED]


                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock was traded on the National Association of Securities Dealers Automated Quotation National Market System ("NASDAQ/NMS") from October 12, 1992 through August 13, 1998. Since August 14, 1998, the Company's Common Stock has been traded on the National Association of Securities Dealers Automated Quotation Over-the-Counter Bulletin Board ("NASDAQ OTC"), under the symbol, "BPIE."

         As of March 31, 1999, the Company had 21,495,621 shares (270 holders) of record for its Common Stock and 193,358 shares (37 holders) of record for its Series A Convertible Preferred Stock. Management believes that there are approximately 4,500 to 5,000 beneficial owners of the Company's Common Stock and Series A Convertible Preferred Stock.

         For the fiscal quarters reported below, the following table sets forth the range of high and low sale quotations for the Common Stock for the relevant periods as reported by the NASDAQ/NMS or NASDAQ OTC. Such quotations represent inter-dealer quotations without adjustment for retail markups, markdowns or commissions and may not represent actual transactions.



Common Stock                                                               High Sale                  Low Sale
------------                                                               ---------                  --------
Fiscal Year 1997
         First Quarter.....................................                $  4.25                    $  1.375
         Second Quarter....................................                $  3.625                   $  1.625
         Third Quarter.....................................                $  3.6875                  $  1.8125
         Fourth Quarter....................................                $  2.3125                  $  1.625

Ten Month Period Ending December 31, 1997
         First Quarter.....................................                $  1.96875                 $  1.5625
         Second Quarter....................................                $  1.875                   $  1.031
         Third Quarter.....................................                $  2.313                   $  1.031
         Fourth Quarter (through December 31, 1997)(1).....                $  1.938                   $  1.063

1998
         First Quarter.....................................                $  1.375                   $  0.688
         Second Quarter....................................                $  1.400                   $  0.844
         Third Quarter.....................................                $  0.94                    $  0.20
         Fourth Quarter....................................                $  0.43                    $  0.14

1999
         First Quarter ....................................                $  0.30                    $  0.15

--------------------

(1) In December 1997, the Company changed its fiscal year end from February 28 to December 31.

                                    DIVIDENDS

         The Company has not paid any cash dividends on its Common Stock since inception and does not anticipate the payment of cash dividends on its Common Stock in the foreseeable future. It is expected that any earnings which may be generated from operations, after payment of dividends on the Company's Series A and B classes of Preferred Stock, will be used to finance the growth of the Company. Dividends on each of these classes of Preferred Stock are non-cumulative.

         Section 7.12 of the Agreement and the Company's current revolving line of credit loan arrangement prohibits the payment of dividends (in cash or other property) on or in respect of any shares of any class of capital stock of the Company's securities.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Ivan J. Hughes, a Director of the Company, is the President of the Plastic's Division, and a Director and a member of the Executive and Compensation Committees of Duro Bag. In January, February and March 1999, Duro Bag issued purchase orders for $192,000, $190,335 and $209,513 to the Company to purchase bags for Duro Bag customers. The Company expects similar monthly orders from Duro Bag throughout 1999.

         Theodore L. Koenig, a Designated Director, is a partner with the law firm of Holleb & Coff, which is now providing legal services to the Company.

         In February 1999, the Company borrowed approximately $219,000 from the Investor to purchase an additional piece of equipment. This loan bears interest at a rate of 18% per annum and matures in September 1999.

         In November 1990, the Company established an officer's loan receivable to Dennis N. Caulfield, its Chairman for $132,197. The note was amended in April 1998 and the interest rate changed to 6% effective from November 1990 and is now payable on or before January 1, 2001. As the Company has suffered recurring net losses and operating cash flow deficiencies, a reserve of $586,978 has been established for this loan as of December 31, 1997. In addition the Company paid, on behalf of the former Chairman, approximately $36,000 of a $200,000 levy and established an interest bearing note due on or before June 30, 1998, which has not yet been repaid.

         Effective February 26, 1994, Ronald Caulfield exchanged his 49,500 shares of common stock of RC America for 200,000 shares of the Company's Common Stock, pursuant to the terms of a Stock Exchange Agreement by and between the Company and Ronald Caulfield (the "Exchange Agreement"). The Exchange Agreement also provides for the issuance to Ronald Caulfield of up to an additional 100,000 shares of the Company's Common Stock over a five year period based on RC America attaining certain levels of pre-tax earnings. No shares of Common Stock were issued in Fiscal 1998 or for the 10 month period ended December 31, 1997. As a result of RC America's earnings for Fiscal Year 1997 and Fiscal Year 1996, 2,649 and 2,550 shares, respectively, of the 100,000 shares of Common Stock were issued to Mr. Ronald Caulfield. The Exchange Agreement contains demand and piggy-back registration rights for the shares.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission reports of ownership and changes in ownership of Common Stock and other equity securities of the Company. Officer, directors and greater-than-10% stockholders are required by the Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

         Based solely on review of the copies of such reports furnished to the Company or written representations that not other reports were required, the Company believes that, during Fiscal 1998, its officers, directors and greater-than-10% beneficial owners were in compliance with all filing requirements.

                                                              April 2, 1999




Office of Document Control/EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     RE: BPI PACKAGING TECHNLOGIES, INC.
         COMMISSION FILE NO.: 1-10648
         SCHEDULE 14(f)-1

Ladies and Gentlemen:

     Enclosed for filing on this date via EDGAR is Schedule 14(f)-1 for BPI Packaging Technologies, Inc., a Delaware corporation with its principal executive offices located at 455 Somerset Avenue, Dighton, Massachusetts 02764.


                                    Very truly yours,



                                    /s/ Hanspeter Schultz
                                    President


Enclosures
cc:  Don S. Hershman, Esq.